SEC Mail Processing Section
RECEIVED
MAR 01 2011
Wash, D.C.
189

SEC[...] 11019613 [...]MMISSION
Washington, D.C. [...]

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SEC FILE NUMBER
8-36696

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gelber Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W Jackson Suite 2135
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Franklin Gelber 312-427-7100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Franklin Gelber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gelber Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public Feb. 23, 2011

NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013
NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Wash. D.C.
189

To the Member
Gelber Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Gelber Securities, LLC (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gelber Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2011

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure.

Member of RSM International network, a network of independent accounting, tax and consulting firms.

Gelber Securities, LLC

Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 84,545
Money market funds	335,416
Securities purchased under agreements to resell	55,566,358
Receivables:	
Clearing brokers	38,899,396
Employees	25,000
Others	14,645
Securities owned ($25,539,366 pledged)	65,337,529
Exchange membership, at cost (fair value $1,775,269)	164,242
Other assets	371,262
Total assets	$ 160,798,393
Liabilities and Member's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 39,963,260
Securities sold, not yet purchased	74,108,351
Payables:	
Traders	167,754
Parent	24,221
Accounts payable and accrued expenses	259,359
Total liabilities	114,522,945
Member's Equity	46,275,448
Total liabilities and member's equity	$ 160,798,393

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Gelber Securities, LLC (the Company), a wholly owned subsidiary of Gelber Group, LLC (the Parent), is a registered securities broker-dealer. The Company is a wholly owned subsidiary of Gelber Group, LLC (the Parent). The Parent controls the day-to-day operations, business, and affairs of the Company, including distributions and admittance of new members.

The Company enters into proprietary transactions, primarily U.S. Government securities, futures and options on futures, and clears all transactions through other broker-dealers and the Parent. The Company's proprietary traders participate in the net trading revenue generated from their trading activities.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments: Investments are recorded on trade date and reflected at fair value in accordance with the fair value measurements guidance.

Securities and commodities transactions: Securities and commodities transactions are recorded on trade date and carried at fair value based on quoted market prices.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as a receivable from clearing brokers on the statement of financial condition.

Resale and repurchase agreements: Securities purchased under agreements to resell (reverse repurchase or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral as appropriate.

Exchange membership: The exchange membership includes shares in a derivatives exchange required to be held for operating purposes and, accordingly, is carried at historical cost. Exchange membership shares in excess of required shares are carried at market value, and are included in securities owned.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The Financial Accounting Standards Board provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions that are not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions.

Tax returns filed by the Parent may be subject to examination by federal and state taxing authorities for years ended after December 31, 2007.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of unobservable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that the entity has the ability to access as of the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances that may require significant management judgment or estimation.

Note 2. Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The Company's investments in money market funds and U.S. Government obligations are valued using quoted market prices. The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ and the NYSE national markets, is based on the last reported sales prices on the day of valuation. The fair value of exchange-traded equity options is based on the national bid/offer, and the fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Restricted equity securities are Class A-2 stock in CBOE Holdings, Inc. The fair value of these securities is based on the last reported sale price of Class A-1 stock in CBOE Holdings, Inc., which is publicly traded, on the day of valuation, less a discount to reflect the restriction. These financial instruments are classified as Level 2 in the fair value hierarchy.

The following summarizes the Company's assets and liabilities measured at fair value at December 31, 2010 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 335,416	$ -	$ -	$ 335,416
Receivables from clearing brokers				
Futures	(201,236)	-	-	(201,236)
Securities owned				
U.S. Government obligations	25,539,366	-	-	25,539,366
Equity securities	8,285,092	-	-	8,285,092
Restricted equity securities	-	214,587	-	214,587
Equity options	3,394,017	-	-	3,394,017
Options on futures	27,904,467	-	-	27,904,467
	65,122,942	214,587	-	65,337,529
Total assets at fair value	$ 65,257,122	$ 214,587	$ -	$ 65,471,709
Liabilities				
Securities sold, not yet purchased				
U.S. Government obligations	$ 21,834,723	$ -	$ -	$ 21,834,723
Options on futures	34,437,424	-	-	34,437,424
Equity securities	13,148,737	-	-	13,148,737
Equity options	4,687,467	-	-	4,687,467
Total liabilities at fair value	$ 74,108,351	$ -	$ -	$ 74,108,351

Note 2. Fair Value of Financial Instruments (Continued)

Substantially all of the Company's assets and liabilities, except for exchange memberships and other assets, are considered financial instruments and are either already reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3. Derivative Financial Instruments

Disclosure of derivative instruments is presented to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Company's derivative activities are limited to the trading of exchange traded futures, options on futures, and equity options. These derivative contracts are recorded on the statement of financial condition as assets measured at fair values and the related gains and losses associated with these derivatives is recorded in the statement of income. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood.

At December 31, 2010 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Derivatives Assets and Liabilities

	Statement of Financial Condition Location	Assets	Liabilities	Total
Futures:				
Currency	Receivable from clearing brokers	$ -	$ (1,570)	$ (1,570)
Interest rate	Receivable from clearing brokers	1,171	(200,837)	(199,666)
	Total	$ 1,171	$ (202,407)	$ (201,236)
Options:				
Currency	Securities owned	$ 2,388,610	$ -	$ 2,388,610
Currency	Securities sold, not yet purchased	-	(3,933,541)	(3,933,541)
Equity	Securities owned	1,005,407		1,005,407
Equity	Securities sold, not yet purchased	-	(753,926)	(753,926)
	Total	$ 3,394,017	$ (4,687,467)	$ (1,293,450)
Options on futures:				
Interest rate	Securities owned	$ 27,904,467	$ -	$ 27,904,467
Interest rate	Securities sold, not yet purchased	-	(34,437,424)	(34,437,424)
	Total	$ 27,904,467	$ (34,437,424)	$ (6,532,957)

Note 3. Derivative Financial Instruments (Continued)

For the year ended December 31, 2010, the monthly average number of derivative contracts bought and sold was approximately 515,800.

Note 4. Collateral Under Resale and Repurchase Agreements

At December 31, 2010, the aggregate fair values of collateral obtained under resale agreements and securities deposited under repurchase agreements are substantially equal to the aggregate carrying values of the transactions reflected in the financial statements.

The fair value of collateral obtained under resale agreements at December 31, 2010, was approximately $39,992,500 of securities sold, not yet purchased. The fair value of assets pledged as collateral under repurchase agreements at December 31, 2010, was approximately $21,877,000 of securities owned.

Note 5. Related-Party Transactions

The Company clears its futures and options on futures transactions through the Parent. At December 31, 2010, receivable from clearing brokers includes $7,469,130 due from the Parent.

The Parent provides various services, administrative support, and office space to the Company. Payable to Parent of $24,221 at December 31, 2010 represents amounts payable under these arrangements.

Note 6. Contingencies

In the ordinary course of business, the Company is subject to various litigation, regulatory, and arbitration matters. Although the effects of these matters cannot be determined, management of the Company believes that their ultimate outcome will not have a material effect on the financial position of the Company.

Note 7. Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 8. Financial Instruments

Proprietary trading activities: In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options on futures, and equity options. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2010.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded derivative financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges. Also, the Company has entered into certain master netting agreements that provide for net settlement of certain transactions.

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

Note 9. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined, and that the rate of aggregate indebtedness to net capital, both, as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2010, the Company had net capital and net capital requirements of approximately $31,614,000 and $250,000, respectively. At December 31, 2010, the rate of aggregate indebtedness to net capital was 0.01 to 1. The net capital rule may effectively restrict the withdrawal of equity.

Note 10. Subsequent Events

On January 31, 2011, the Company distributed $2 million to its Parent.